UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                          SCHEDULE 13D
                        (Amendment No.3)

Under the Securities Exchange Act of 1934

       LARSON-DAVIS INCORPORATED
                        (Name of Issuer)


 Common Stock, Par Value $.0001 Per Share
                 (Title of Class of Securities)

                          517310 10 8
  (CUSIP Number of Class of Securities)


                           Copy to:

Laura Huberfeld                        Michael B. Solovay, Esq.
250 Longwood Crossing           Solovay Marshall & Edlin, P.C.
Lawrence, New York 11559    845 Third Avenue
                                                  New York, New York 10022
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

                       September 19, 1995
           (Date of Event which Requires
                   Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check the following:
                                                    ___
                                                  /___ /

Check the following box if a fee is being paid with this Statement:
                                                    ___
                                                  /    /

                        Page 1 of 5 Pages
                    There are not any exhibits
______________________________________________________________________________

CUSIP No. 517310 10 8              13D            Page 2 of 5 Pages
______________________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Laura Huberfeld
______________________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP:
                                              ___
                                        (a) /___ /
                                              ___
                                        (b) /    /
______________________________________________________________________________
(3)  SEC USE ONLY
______________________________________________________________________________
(4)  SOURCE OF FUNDS*  PF
______________________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or
     2(e)
                                             ___
                                            /    /
______________________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION    U.S.

______________________________________________________________________________
                             :  (7)    SOLE VOTING POWER
                             :                             1,000,520
                             :____________________________________
NUMBER OF SHARES BENEFICIALLY:  (8)    SHARED VOTING POWER
OWNED BY EACH REPORTING      :                             1,000,520
PERSON WITH                  :____________________________________
                             :  (9)    SOLE DISPOSITIVE POWER
                             :                             1,000,520
                             :____________________________________
                             : (10)    SHARED DISPOSITIVE POWER
                             :                             1,000,520
 ____________________________:______________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON
                         1,000,520
______________________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*
                                             ___
                                            /___ /
_____________________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11    12.6%

_____________________________________________________________________________
(14) TYPE OF REPORTING PERSON*    IN

_____________________________________________________________________________
              *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  Security and Issuer.

          This Amendment No. 3 amends and supplements the statement on
Schedule 13D, as amended (the "Schedule 13D"), relating to the common stock, par value $.001 per share ("Common Stock"), of Larson-Davis Incorporated, a Nevada corporation (the "Company") and filed with the Securities and Exchange Commission on behalf of Mrs. Laura Huberfeld. Except as disclosed herein, there has been no change in the information previously reported in the Schedule 13D.Capitalized terms not defined herein shall have the meaning ascribed to them in the Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

          Mrs. Huberfeld sold 167,604 shares of the Common Stock as follows:

Date                           Number of Shares    Price

September 19, 1995           40,000          $5-15/16
September 20, 1995           25,000          $6.0625
September 20, 1995             8,000          $6-9/16
September 21, 1995           42,000          $6.3125
September 21, 1995           28,552          $6.2825
September 21, 1995             8,500          $6-9/16
September 22, 1995             5,000          $6.125
September 27, 1995           10,552          $6.125

Each such sale was made on the securities exchange on which the shares of Common Stock are listed for trading.

          On September 29, 1995, Mrs. Huberfeld exercised the Second Warrants and thereby purchased 200,104 shares of the Common Stock for $3.50 per share.

          The Company and Mrs. Huberfeld have agreed that if Mrs. Huberfeld exercises the Third Warrants on or before the later to occur of (a) November 1, 1995 and (b) 30 days subsequent to the effectiveness of a registration statement covering the Third Warrants, the Company will issue to Mrs. Huberfeld, in consideration of the early exercise of the Third Warrants, (x) warrants to purchase, at any time prior to November 1, 1997, 200,104 shares of the Common Stock for an exercise price of $4.50 per share (the "Fourth Warrants") and
(y) warrants to purchase, at any time prior to November 1, 1997, 400,208 shares of the Common Stock for an exercise price of $5.75 per share (the
 "Fifth Warrants").

          The Company has advised Mrs. Huberfeld that as of October 10, 1995, the Company had 7,086,726 shares of Common Stock outstanding. As a result of the sale of 167,604 shares of the Common Stock during the period from September 19, 1995

                        Page 3 of 5 Pages

through September 27, 1995 Mrs. Huberfeld is the beneficial owner of 400,104 shares of the Common Stock. Upon the issuance, if any, of the Fourth and the Fifth Warrants to Mrs. Huberfeld, she would beneficially own 1,000,520 shares of the Common Stock or 12.6% of the Company's Common Stock then outstanding, which would include 200,104 shares of the Common Stock and the 200,104 shares of the Common Stock issuable upon the exercise of the Third Warrants (both of which Mrs. Huberfeld currently owns) and 600,312 shares of the Common Stock issuable upon the exercise of the Fourth and Fifth Warrants if such warrants are issued. Mrs. Huberfeld has (and in the case of the shares which would be issuable upon the exercise of the Fourth and Fifth Warrants, would have) the sole power to vote and to dispose of such Common Stock. Because Mrs. Huberfeld has the sole power to determine whether or not to exercise the Third Warrants and thereby receive the Fourth and Fifth Warrants, the shares of Common Stock issuable upon the exercise of such Warrants have been included in the shares beneficially owned by Mrs. Huberfeld for purposes of the Schedule 13D.

                        Page 4 of 5 Pages

                            SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 11, 1995




                                   /s/ Laura Huberfeld
                                   Name:  Laura Huberfeld

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